Exhibit 12.1

VERACYTE, INC.
STATEMENT REGARDING COMPUTATION  OF RATIOS
(in thousands)

	For the year ended December 31,					Three Months Ended
	2013	2014	2015	2016	2017	March 31, 2018
Earnings (deficiency):
Net loss	25,580	(29,373)	(33,704)	(31,358)	(31,003)	(9,177)
Add:
Fixed charges	294	511	455	2,855	4,987	451
Earnings (deficiency)	25,874	(28,862)	(33,249)	(28,503)	(26,016)	(8,726)

Fixed Charges:
Interest expense	266	483	378	2,757	4,941	448
Estimated interest portion of rental expense	28	28	77	98	46	3
Total fixed charges	294	511	455	2,855	4,987	451

Deficiency in the coverage of fixed charges	25,580	(29,373)	(33,704)	(31,358)	(31,003)	(9,177)

Ratio of Earnings to Fixed Charges(1)(2)

(1)        The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases), debt financing expense, end-of-term debt obligation and prepayment penalty expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges by the amounts set forth in the table above under the heading “Deficiency in the coverage of fixed charges.”

(2) NM—Not meaningful.

For the periods presented above, there were no outstanding shares of preferred stock with required dividend payments. Therefore, earnings were insufficient to cover combined fixed charges and preferred stock dividends in the same amounts referenced in the line entitled “Deficiency in the coverage of fixed charges” in the table above.